

August 10, 2011

Via E-mail
Mr. J. Greg Ness
President and Chief Executive Officer
Stancorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, Oregon 97204

>    **Re:    Stancorp Financial Group, Inc.**
>    **Form 10-K for Fiscal Year Ended December 31, 2010**
>    **Filed February 25, 2011**
>    **File No. 001-14925**

Dear Mr. Ness:

We have limited our review of your filing to those issues we have addressed in our comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Insurance Services Segment

Benefits and Expenses, page 31

1.    You have experienced consistent favorable development of your unpaid claims and claims adjustment expenses over the past five years, which amounted to $116.3 million in 2010, $151.2 million in 2009, $142.8 million in 2008, $115.4 million in 2007 and $115.9 million in 2006.  Although you state that "In each of the years captured, there was a decrease in incurred amounts associated with prior years after the effect of interest is taken into account, indicating claim experience was favorable when compared to the assumptions used to establish the associated reserves," you have not explained why it is

that your experience has been consistently favorable over the past five years. Please provide us proposed disclosure to be included in future filings to explain the reason for this trend and how you considered this favorable experience in determining your reserves as of December 31, 2010 and 2009.

2.  Include in your proposed disclosure the reasons that significant changes in assumptions were not made during 2008, 2009 and 2010 as indicated in Note 13 to your Consolidated Financial Statements that "The changes in amounts incurred related to prior years are not the result of a significant change in an underlying assumption or method used to determine the estimate."

3.  Please refer to your disclosure also in Note 13 to your Consolidated Financial Statements "Instead the Company expects these amounts to change over time as a result of the growth in the size of the Company's in force insurance business and the actual claims experience with respect to that business during the time periods captured for claims with an incurred date in years prior to the year of valuation." Please clarify in your proposed disclosure the distinction you are making in this disclosure as compared to the disclosure we cited in comment two above. In addition, please clarify in your proposed disclosure whether or not this disclosure is attempting to indicate your future expectations of changes in your estimates, and if so, disclose the basis for these expectations and the extent and direction of the changes that you expect.

Controls and Procedures, page 120

4.  Please confirm to us that in future periodic filings you will disclose your conclusions regarding the effectiveness of disclosure controls and procedures under a separate caption, disclosure controls and procedures, in accordance with Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant